                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                     Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2003

                                  ------------

                          (Commission File. No 0-30718)

                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 WIRELESS WAY
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

              Form 20-F                  40-F   X
                        -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes:                   No:   X
                        -----                 -----

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR: Sierra Wireless, Inc.

TSX: SW

Nasdaq: SWIR

April 24, 2003

Sierra Wireless Reports First Quarter 2003 Results

VANCOUVER, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) is reporting better than expected first quarter results, including revenue of $20.1 million, a profit of $0.4 million and positive cash flow.

"We are pleased to report solid operating results for a third consecutive quarter. Sales of our AirCard product line were very strong, with significant increases in Europe and the Asia-Pacific region. Gross margins showed further improvement and cash flows were positive again", said David Sutcliffe, Chairman and Chief Executive Officer. "Looking ahead, we expect overall economic and industry conditions to continue to be challenging. Our business operating premise is profitable growth and our priorities remain expansion of our distribution channels, sell through to end customers and investment for future growth."

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

Results for the first quarter of 2003, relative to company guidance provided on January 30, 2003:

     First quarter revenue for 2003 of $20.1 million was slightly better than our guidance range of $19.0 to $20.0 million. Gross margin was 39.5%, better than our guidance of approximately 38.0%. Our operating expenses were $7.6 million, higher than our guidance of approximately $7.1 million. Our net earnings of $0.4 million, or diluted earnings per share of $0.02, were slightly better than our guidance of net earnings of approximately $0.1 to $0.3 million, or diluted earnings per share of $0.01 to $0.02. We had a positive cash flow of $2.7 million which was better than our guidance of neutral cash flow. Excluding the $1.8 million recovery related to Metricom, we had a positive cash flow of $0.9 million.

Results for the first quarter of 2003, compared to the first quarter of 2002:

     Our revenue for the first quarter of 2003 increased to $20.1 million from $16.7 million for the same period in 2002. Gross margin improved to 39.5% from 35.5%. Operating expenses declined to $7.6 million from $10.2 million. First quarter earnings for 2003 increased to $0.4 million or diluted earnings per share of $0.02, compared to a loss of $4.3 million or loss per share of $0.27.

Results for the first quarter of 2003, compared to the fourth quarter of 2002:

     Our discussion below, where described as adjusted, excludes the fourth quarter net restructuring and other charges of $1.6 million and the recovery related to Metricom of $1.8 million.

     Our revenue for the three months ended March 31, 2003 amounted to $20.1 million, compared to $22.5 million in the fourth quarter of 2002, a decrease of 11%. Revenue decreased as a result of expected lower seasonal demand and lower OEM sales.

     Gross margins were $7.9 million or 39.5% in the first quarter of 2003, compared to an adjusted gross margin of $8.4 million or 37.1% in the fourth quarter of 2002. Our gross margin percentage improved compared to the previous quarter due to a greater percentage of sales coming from our 2.5G AirCard products and a reduction in product costs.

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     Operating expenses were $7.6 million, compared to adjusted operating expenses of $7.3 million in the previous quarter. The increase in operating expenses reflects our continued research and development investment for future growth and legal costs. Our gross research and development investments were $3.1 million, compared to $2.9 million in the fourth quarter.

     Our net earnings were $0.4 million for the three months ended March 31, 2003, compared to adjusted net earnings of $1.1 million for the three months ended December 31, 2002. Our diluted earnings per share were $0.02 for the first quarter of 2003, compared to adjusted diluted earnings per share of $0.06 for fourth quarter of 2002.

First Quarter Highlights Included:

     o Progress on products for CDMA 1xRTT networks and channels included:

          o The Sierra Wireless AirCard(R) 555, a wide area wireless PC Card operating on CDMA2000 1X networks, received Microsoft Corp.'s Designed for Windows XP Logo. Products with the Designed for Windows XP Logo ensure customers receive a superior computing experience with products that are fully compatible with the Windows XP operating system.

          o EarthLink, an Internet service provider, launched "EarthLink Wireless Enhanced Access for Your Laptop". The new EarthLink service utilizes an EarthLink configured Sierra Wireless AirCard and the CDMA 1xRTT network of a major national wireless provider to enable on-the-go professionals to connect to the Internet at higher speeds than traditional wireless data networks.

          o We expanded distribution of the Sierra Wireless AirCard 555 in Latin America with three independent Verizon International network operators including Iusacell (Mexico), Movilnet (Venezuela), and Verizon Wireless Puerto Rico.

          o Together with Verizon Wireless, we announced that the AirCard 555 wide area PC Card is wirelessly enabling more than 2,000 Diebold field service technicians with fast, reliable access to real time information. Diebold, Incorporated is a global leader in financial, self-service solutions.

          o Together with Hutchison CAT Wireless MultiMedia Ltd. (Hutch), Thailand's first end-to-end high-speed wireless multimedia service using the latest CDMA2000 1X technology, we announced the commercial availability of the AirCard 555.

     o Progress on products for GSM/GPRS networks and channels included:

          o Ryder Systems, Europe's leading Bill Management Solution provider, launched OPERA, a new service that widens access to vital billing information for mobile telecom customers, at 3GSM 2003. OPERA was demonstrated utilizing a laptop and the Sierra Wireless AirCard 750, a wide area wireless PC Card, while operating over the Vodafone GSM/GPRS network.

          o The Sierra Wireless AirCard 750, now certified to operate on the Orange network, will wirelessly connect mobile users with laptops and Personal Digital Assistants ("PDAs") to the Orange GSM/GPRS network.

          o We introduced the Sierra Wireless MP750 GPS Rugged Wireless Modem which will operate on GSM and GPRS global networks throughout Europe, Asia, and North America. The MP750 GPS, expected to be commercially available in May 2003, will offer a durable,

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               versatile wireless solution for use in vehicles and other
               demanding environments across global markets.

          o Together with AT&T Wireless, we announced the commercial availability of the AirCard 750. Operating over the AT&T Wireless GSM and GPRS network, the AirCard 750 enables mobile users of handheld devices to wirelessly connect to the Internet, e-mail, and corporate applications.

     o    Other Developments

          o We were chosen to display our pioneering wireless data products in the "20 Years of Wireless Commemorative Display" at CTIA Wireless 2003. The CTIA display highlighted companies and products that made a significant impact in the world of wireless voice and data communications over the past 20 years.

          o Over 100 companies, including leading IT vendors, service providers and systems integrators announced the formation of the Mobile Enterprise Alliance ("MEA"). We were founder members, along with major brand names such as Citrix, Inmarsat, Palm, Symbol, and Symbian. Based in Geneva, Switzerland and in Washington DC, the MEA is a global, not-for-profit organization that will help enterprise organizations realize the productivity benefits generated through access to core business applications by a mobile or remote workforce.

          o We appointed Mr. Nadir Mohamed, President and Chief Executive Officer of Rogers Wireless Communications Inc. to our Board of Directors. With his knowledge, expertise, and proven record of success at the senior executive level in the wireless industry Mr. Mohamed will contribute to furthering the goals and success of Sierra Wireless.

Financial Guidance

For the second quarter ending June 30, 2003, we are providing the following guidance reflecting our current business indicators and expectations. Inherent in this guidance is higher than normal risk resulting from uncertainty associated with timing of volume shipments to channels and with the rate of end customer adoption of newer products. We expect revenue to be between $19.0 and $20.0 million. We expect gross margin on a percentage basis to be approximately 39%. We expect operating expenses to be between $7.4 million and $7.6 million. We expect net earnings of between $0.1 million and $0.3 million and diluted earnings per share between $0.01 and $0.02 per share. We expect cash flow to be neutral during the second quarter.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

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About Sierra Wireless

Sierra Wireless, Inc. is a global leader in delivering highly differentiated wireless solutions. Sierra Wireless develops and markets the AirCard(R), a wireless PC Card for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, a partnership of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit our web site at www.sierrawireless.com.

"AirCard" and "WirelessReady" are registered trademarks of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on April 24, 2003 at 2:30 PM PDT, 5:30 pm EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598  Passcode:  38226#

Should you be unable to participate, Instant Replay will be available for 7 business days following the conference call by dialing:

1-877-653-0545  Passcode:  175600#

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN

                              SIERRA WIRELESS, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
  (Expressed in thousands of United States dollars, except per share amounts)
         (Prepared in accordance with United States generally accepted accounting principles (GAAP))
                                  (Unaudited)

THREE MONTHS ENDED MARCH 31,                                              2003         2002
                                                                       ---------     --------
Revenue.............................................................   $  20,095     $ 16,672
Cost of goods sold..................................................      12,155       10,752
                                                                       ---------     --------
Gross margin........................................................       7,940        5,920
                                                                       ---------     --------
Expenses:
  Sales and marketing...............................................       2,729        2,710
  Research and development, net.....................................       2,749        4,801
  Administration....................................................       1,569        2,067
  Amortization......................................................         553          653
                                                                       ---------     --------
                                                                           7,600       10,231
                                                                       ---------     --------
Earnings (loss) from operations.....................................         340       (4,311)
Other income (expense)..............................................          56          (28)
                                                                       ---------     --------
Earnings (loss) before income taxes.................................         396       (4,339)
Income tax expense..................................................          35          --
                                                                       ---------     --------
Net earnings (loss).................................................         361       (4,339)
Deficit, beginning of period........................................     (73,564)     (31,901)
                                                                       ---------     --------
Deficit, end of period..............................................   $ (73,203)    $(36,240)
                                                                       ---------     --------
                                                                       ---------     --------

Earnings (loss) per share:
  Basic.............................................................   $    0.02     $  (0.27)
  Diluted...........................................................   $    0.02     $  (0.27)
                                                                       ---------     --------
                                                                       ---------     --------

Weighted average number of shares (in thousands):
  Basic.............................................................      16,355       16,263
  Diluted...........................................................      16,718       16,263
                                                                       ---------     --------
                                                                       ---------     --------

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                       MARCH 31,    DECEMBER 31,
                                                                          2003         2002
                                                                      -----------   ------------
                                                                      (Unaudited)    (Audited)
ASSETS
Current assets:
  Cash and cash equivalents........................................   $   37,543    $   34,841
  Accounts receivable..............................................       10,140        13,865
  Inventories......................................................        7,488         6,673
  Prepaid expenses.................................................          858           864
                                                                      ----------    ----------
                                                                          56,029        56,243
Fixed assets.......................................................        6,284         7,198
Deferred income taxes..............................................          500           500
Intangible assets..................................................        7,341         6,907
Other..............................................................          241           241
                                                                      ----------    ----------
                                                                      $   70,395    $   71,089
                                                                      ----------    ----------
                                                                      ----------    ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................   $    3,581    $    3,017
  Accrued liabilities..............................................       10,842        12,431
  Deferred revenue and credits.....................................          401           297
  Current portion of long-term liabilities.........................        2,954         2,803
  Current portion of obligations under capital lease...............          761           831
                                                                      ----------    ----------
                                                                          18,539        19,379
Long-term liabilities..............................................        2,614         2,896
Obligations under capital lease....................................           86            60
Shareholders' equity:
  Share capital....................................................      123,088       123,047
  Deficit..........................................................      (73,203)      (73,564)
  Accumulated other comprehensive income
     Cumulative translation adjustments............................         (729)         (729)
                                                                      ----------    ----------
                                                                          49,156        48,754
                                                                      ----------    ----------
                                                                      $   70,395    $   71,089
                                                                      ----------    ----------
                                                                      ----------    ----------

                       SIERRA WIRELESS, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS
          (Expressed in thousands of United States dollars)
           (Prepared in accordance with United States GAAP)
                            (Unaudited)

THREE MONTHS ENDED MARCH 31,                                                                    2003          2002
                                                                                             ---------     ---------
Cash flows from operating activities:
  Net earnings (loss)...................................................................     $     361     $  (4,339)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Amortization.......................................................................         1,338         2,189
     Loss on disposal...................................................................            --           120
     Accrued warrants...................................................................           168           149
  Changes in operating assets and liabilities
     Accounts receivable................................................................         3,725        (4,735)
     Inventories........................................................................          (815)          996
     Prepaid expenses...................................................................             6           603
     Accounts payable...................................................................           564         5,759
     Accrued liabilities................................................................        (1,589)       (3,346)
     Deferred revenue and credits.......................................................           104           517
                                                                                             ---------     ---------
Net cash provided by (used in) operating activities.....................................         3,862        (2,087)

Cash flows from investing activities:
  Proceeds on disposal..................................................................            --            31
  Purchase of fixed assets..............................................................          (143)       (1,240)
  Increase in intangible assets.........................................................          (602)         (820)
  Purchase of short-term investments....................................................            --        (2,137)
  Proceeds on maturity of short-term investments........................................            --        18,234
                                                                                             ---------     ---------
Net cash provided by (used in) investing activities.....................................          (745)       14,068

Cash flows from financing activities:
  Issue of common shares................................................................            41           325
  Repayment of long-term liabilities....................................................          (456)         (399)
                                                                                             ---------     ---------
Net cash used in financing activities...................................................          (415)          (74)
                                                                                             ---------     ---------

Net increase in cash and cash equivalents...............................................         2,702        11,907
Cash and cash equivalents, beginning of period..........................................        34,841        12,085
                                                                                             ---------     ---------
Cash and cash equivalents, end of period................................................     $  37,543     $  23,992
                                                                                             ---------     ---------
                                                                                             ---------     ---------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Sierra Wireless, Inc.

                                                  By: /s/ Peter W. Roberts
                                                      -----------------------
                                                      Peter W. Roberts,
                                                      Chief Financial Officer

Date: April 24, 2003


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